(a)

It has been deemed that Viking Mutual Funds had a change in control when Viking Fund Management, LLC, the Funds' adviser, was acquired by Corridor Investors, LLC after the close of business on 7/31/09. Following the acquisition, Viking Fund Management, LLC remained the adviser for Viking Mutual Funds while Corridor Investors, LLC became the parent company of the adviser.